Exhibit 99.3
A limited company with a registered capital of 76,500,000 US dollars
Head office in Port-Gentil (The Republic of Gabon)
RCCM Port-Gentil 2000 B 00011
PRESS RELEASE

Total Gabon: financial results for the first half of 2005
Port-Gentil, September 13, 2005: The net income of Total Gabon for the first half of 2005 was $144.5 million compared to $117.2 million for the first half of 2004. This was achieved thanks to a strong rise in the average selling price of the crude oil commercialised by Total Gabon (+37%) which compensated for the lower volumes sold (-8%).
Sales
The selling price of the crude oil commercialised by Total Gabon averaged $42.54 per barrel in the first half of 2005, comparing to $31.06 per barrel in the first half of 2004.
Production
Total Gabon’s net oil production1, operated and non-operated, was 13.8 millions barrels in the first half of 2005 compared with 14.6 for the first half of 2004. This resulted from a stabilized production of the oil fields operated by Total Gabon and from a decrease in production of the Rabi field.
Capital Expenditure
The capital expenditure related to the oil operations for the first half of 2005 was at $77.6 million as compared to $56.6 million for the first half of 2004. It originated mainly from :
•	Operated activity: several drilling operations on the oil fields of Baudroie, Gonelle and Coucal, various work-overs (Baudroie, Grondin and Torpille), the addition of compression capacity for Gonelle, the end of Atora debottlenecking project, development studies and capital expenditure addressing environmental protection aspects.

•	Non-operated activity: on the Rabi field, the continuation of the Phase III.

[1]	including the tax oil reverting to the Republic of Gabon as per the production sharing contracts

Main Financial Data for First Half 2005

	1rst half	1rst half	Year
(in US $ million)	2005	2004	2004
Sales	531.8	414.1	879.7
Funds generated from operations	199.8	155.7	340.9
Capital Expenditure	77.6	56.6	157.8
Net Income	144.5	117.2	241.5

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Press Contacts:	Patricia Marie	: 00 331 47 44 45 90
	Paul Floren	: 00 331 47 44 45 91